                                                                       Exhibit 1

[LIPMAN TRANSACTION SOLUTIONS LOGO OMITTED]

FOR FURTHER INFORMATION CONTACT
ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-8603                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

                LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS FOURTH
                  QUARTER AND FULL YEAR 2005 FINANCIAL RESULTS

              Record Revenues of $235.4 Million for full year 2005;

   Full year Non-GAAP Net Income of $35.9 Million, or $1.31 Per Diluted Share;

 Fourth Quarter Non-GAAP Net Income of $11.5 Million, or $0.42 Per Diluted Share

ROSH HAAYIN, ISRAEL, FEBRUARY 7, 2006 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA), a leading provider of electronic transaction systems and solutions, today announced financial results for the fourth quarter and full year ended December 31, 2005.

For the fourth quarter of 2005, revenues were $68.8 million, an increase of 4.7%
over revenues of $65.7 million for the fourth quarter of 2004, and an increase of 27.0% over revenues of $54.1 million for the third quarter 2005.

Net loss for the quarter was $(360,000), or $(0.01) per diluted share, which includes a non-cash goodwill impairment charge of $10.5 million related to the
Company's Dione subsidiary. Lipman determined the impairment charge in accordance with SFAS 142 based on current projections of future cash flows. Net income for the comparable period in 2004 was $9.7 million, or $0.35 per diluted share.

Non-GAAP net income for the three months ended December 31, 2005, which excludes the non-cash impairment charge of $10.5 million and $1.4 million of non-cash stock-based compensation expenses, was $11.5 million, or 0.42 per diluted share, compared to $10.3 million, or 0.38 per diluted share, for the comparable period of 2004. Non-cash stock-based compensation expenses for the three months ended
December 31, 2004 totaled $636,000.

Gross profit for the quarter was $27.9 million, or 40.6% of revenues, compared to $26.6 million, or 40.6% of revenues, for the fourth quarter of 2004.

Cash flow from operating activities for the three months ended December 31, 2005 was $9.4 million compared to $15.5 million for the comparable period in 2004.

As of December 31, 2005, the Company had cash and cash equivalents of $124.4 million compared to $117.4 million as of December 31, 2004 and $118.1 million as of September 30, 2005.

During the fourth quarter of 2005, the Company purchased its ordinary shares for an aggregate amount of $1.5 million in accordance with its previously announced share buyback program.

For the twelve months ended December 31, 2005, revenues increased 30.4% to
$235.4 million, from $180.6 million during 2004. Net income for the year was
$20.0 million, or $0.73 per diluted share, compared to $30.7 million, or $1.15 per diluted share in 2004.

Operating expenses for 2005 include the non cash impairment charge of $10.5 million, as well as non-cash stock-based compensation expenses totaling $5.3 million, compared to $4.8 million of non-cash stock-based compensation expenses in 2004. Excluding the effect of non-cash stock-based compensation and the non-cash impairment charge, non-GAAP net income for 2005 was $35.9 million, or
$1.31 per diluted share, compared to $35.5 million, or $1.33 per diluted share, for 2004.

Gross profit for the year was $100.5 million, or 42.7% of revenues, compared to
$81.5 million, or 45.2% of revenues, for 2004.

Key highlights for the quarter included:

            o    Follow-on orders totaling $6 million from leading banks in
                 India for the NURIT 8320 landline POS terminal.

            o    Initial order valued at $2.2 million for Lipman's Dione
                 Secura(TM) PIN Entry Device from one of Mexico's largest banks.

            o    Initial order valued at $3 million for Lipman's Dione Secura
                 PIN Pads and Xpress card readers from retailers in Germany.

            o    Participation in the launch of the EMV initiative of ICBC, one of China's leading banks, and the subsequent $7 million
                 contract with ICBC to supply our new WiFi-capable terminals for a large-scale POS deployment in petrol stations around China.

            o    The launch of Lipman's NURIT 8210, our newest secure,
                 multi-application integrated POS terminal, developed jointly with Yapi Kredi Bank in Turkey, which placed an order for
                 35,000 terminals.

Commenting on the results, Isaac Angel, President and CEO of Lipman, said, "Our results for the fourth quarter and full-year reflect the positive momentum in our core business. We continued to execute well on our strategy to advance our leadership position in the point-of-sale market in 2005 and we are enthusiastic about new growth opportunities that we see in 2006."

"During the year, we saw strength in a number of key regions, including the
United States, China, India and South America. Our U.S. subsidiary showed a substantial increase in

performance compared to 2004, underscoring the talent of our sales and management team, the value of our products and the overall strength of our business. In China, India and South America, our growth was driven by significant orders from leading organizations in each region. We view our growth and accomplishments in these markets as evidence of the continuing development of the infrastructure in emerging countries and the greater emphasis these nations are placing on card-based transactions."

He continued, "During the quarter we continued to address the issues in our
Dione subsidiary. We rationalized Dione's cost structure in order to bring it in line with Dione's goals for the coming year. We secured contracts for the sale of Dione products to customers in Mexico and Germany, countries in which Lipman did not have a presence."

"We also realized a number of technological achievements in 2005. Throughout the year, our products received certifications from leading regional and international organizations. These certifications further broaden the reach of
Lipman's products, enabling us to sell to new customers in new markets. In addition to enhancing our existing product family, we launched the NURIT 8210, our newest integrated terminal, at the CARTES 2005 Exhibition. This continued
innovation underscores Lipman's commitment to providing its customers with the most advanced, most robust solutions available."

Mr. Angel concluded, "As we have previously indicated, it is Lipman's plan to grow by expanding into new markets, enhancing our suite of offerings through the introduction of new products and accessing new vertical markets. Lipman has a solid groundwork from which to build continued success. We have forged strong customer relationships and further developed our technology, all of which we expect will positively impact our business as we continue to execute on our strategic growth plan. Lipman is on target to expand its position in the point-of-sale market and we remain excited about the Company's future."

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic transaction systems and solutions. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card
("Chip & PIN") solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada, Brazil, Argentina, Mexico, Australia and India. For more information visit www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                           CONSOLIDATED BALANCE SHEET
                            U.S. DOLLARS IN THOUSANDS

                                              DECEMBER 31,        DECEMBER 31,
                                                  2004                2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                       117,396             124,413
Trade receivables                                42,349              46,921

Other receivables and prepaid expenses            9,011              13,667
Inventories                                      31,941              53,906

Total current assets                            200,697             238,907

Property, plant and equipment, net               11,971              14,969
Severance pay fund                                2,674               3,120
Other long-term assets                            2,054               2,192
Intangible assets, net                           30,646              26,247
Goodwill                                         56,081              39,607

TOTAL ASSETS                                    304,123             325,042

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                   20,028              20,864
Other payables and accrued expenses              25,435              28,221

Total current liabilities                        45,463              49,085

Other long term liabilities                      15,257              11,514
Accrued severance pay                             3,810               4,394

Total shareholders' equity                      239,593             260,049

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      304,123             325,042

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                            U.S. DOLLARS IN THOUSANDS

                                                         THREE MONTHS
                                                             ENDED                             YEAR ENDED
                                                           DECEMBER 31,                       DECEMBER 31,
                                                       2005           2004                2005            2004

Revenues                                              68,753         65,668             235,400          180,553
Cost of revenues                                      40,820         39,030             134,929           99,012
                                                 -------------------------------------------------------------------

Gross profit                                          27,933         26,638             100,471           81,541

Operating expenses:
Research and development                               3,627          3,095              14,728            7,829
Selling and marketing                                  8,844          7,202              30,824           20,665
General and administrative                             2,073          2,647               8,521            9,946
Special legal expenses                                     -            510                 899              610
Stock-based compensation                               1,400            636               5,283            4,783
Impairment                                            10,493              -              10,493                -
Amortization of intangible assets                        752            804               3,208              959
                                                 -------------------------------------------------------------------
Total operating expenses                              27,189         14,894              73,956           44,792
                                                 -------------------------------------------------------------------

Operating income                                         744         11,744              26,515           36,749
Financial Income, net                                    921          1,741               2,909            3,099
Other income (expenses), net                              84             55                  44               62
                                                 -------------------------------------------------------------------

Income before taxes on income                          1,749         13,540              29,468           39,910
Taxes on income                                        2,109          3,831               9,384            9,167
                                                 -------------------------------------------------------------------

Net income (loss)                                      (360)          9,709              20,084           30,743
                                                 ===================================================================

Diluted earnings per share-US GAAP                    (0.01)           0.35                0.73             1.15
                                                 -------------------------------------------------------------------

Diluted earnings per share-NON GAAP                     0.42           0.38                1.31             1.33
                                                 -------------------------------------------------------------------

Number of shares for diluted earnings
per share                                             27,253         27,382              27,460           26,680

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. DOLLARS IN THOUSANDS

                                                            THREE MONTHS ENDED                        YEAR ENDED
                                                        DECEMBER 31,     DECEMBER 31,         DECEMBER 31,     DECEMBER 31,
                                                            2005            2004                   2005            2004

CASH FLOW FROM OPERATING ACTIVITIES :

Net income for the period                                       (360)           9,709               20,084           30,743

Adjustments require to reconcile net income
to net cash provided by operating activities:

Depreciation and amortization                                  11,722           1,271               15,729            2,376
Stock-based compensation related to options issued                                                                        3
to employees and others                                         1,400             636                5,283             4,78
Decrease (increase) in trade receivables and other
receivables                                                     2,864          (3,166)             (11,613)          (4,694)
Increase in Inventory                                         (3,964)           5,828              (21,489)             634
Increase (decrease) in trade payables and other
liabilities                                                       274          (2,006)               6,589            2,299
Deferred income                                                (1,696)           2,859              (2,411)           2,859
Tax benefit related to exercise of options                         10           1,587                1,752            1,865
Gain on available-for-sale marketable securities                    -               -                 (522)               -
Deferred income taxes, net                                     (1,020)         (1,139)              (1,856)          (1,779)
Other                                                             134             (60)                 178              199

                                                     ----------------------------------------------------------------------
Net cash provided by (used in) operating activities             9,364          15,519               11,724           39,285
                                                     ----------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES :

Acquisition of Dione                                                          (64,896)                   -          (64,896)
Purchase of property, plant and equipment                      (1,569)         (2,286)              (5,222)          (4,306)
Proceed from sales of available-for-sale
marketable securities                                               -               -                  431              120
Other                                                            (290)             55                 (396)               -
                                                                    -               -
                                                     ----------------------------------------------------------------------
Net cash used in investing activities                          (1,859)        (67,127)              (5,187)         (69,082)
                                                     ----------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES :

Exercise of options granted to employees                          127           2,451                2,826            4,487
Issuance of shares, net                                             -               -                    -           91,347
Principal payments of long-term bank loans                          -               -                    -           (1,235)
Loan received from minority shareholders in a
subsidiary                                                         28               -                  222               -
Dividend paid                                                       -               -                    -           (5,091)
Buyback of shares                                              (1,537)              -               (1,537)               -

Net cash Provided by (used in) financing
activities                                                     (1,382)          2,451                1,511           89,508
                                                     ----------------------------------------------------------------------

Effect of exchange rate differences on cash and
cash equivalents                                                  188               -               (1,031)             220
                                                     ----------------------------------------------------------------------

Increase in cash and cash equivalents                           6,311         (49,157)               7,017           59,931
Cash and cash equivalents at the beginning of the
period                                                        118,102         166,553              117,396           57,465
                                                     ----------------------------------------------------------------------
Cash and cash equivalents at the end of the
period                                                        124,413         117,396              124,413          117,396
                                                     ======================================================================